Exhibit 99.1

Gridsum Announces Changes to Board of Directors

BEIJING, April 2, 2019 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ: GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced the appointment of two new independent directors, Mr. Dannis Cheuk Yin Lee and Mr. Feng Lu, to the Company’s board of directors (the “Board”), effective from April 1, 2019. Mr. Lee will serve as the chair of the audit committee and a member of the compensation committee of the Board, and Mr. Lu will serve as a member of the audit committee and the chair of the nominating and corporate governance committee of the Board.

Mr. Lee brings to Gridsum more than 25 years of experience in accounting, management and public company board experience. He is managing director of DLK Advisory Limited, a company engaged in company positioning, investor communications and related advisory services, which he joined in 2010. Mr. Lee held management positions, including as the company’s executive director, chief financial controller and director of operations, at the Hong Kong-listed AMVIG Holdings Limited (Stock Code: 2300), a tobacco packaging business, from 2001 to 2010. Previously, Mr. Lee served as a senior audit manager of Arthur Andersen LLP from 1996 to 2001, and in accounting or audit roles for Philip Morris Asia Limited from 1995 to 1996, and Arthur Andersen LLP from 1992 to 1995. Mr. Lee is an associate member of the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. Mr. Lee holds a bachelor’s degree in business administration from Texas A&M University. Mr. Lee is an independent director of Geely Automobile Holdings Limited, an automobile manufacturer listed on the Hong Kong Stock Exchange (Stock Code: 175), chairman of its audit committee and member of its remuneration and nomination committees. He is a member of the boards of directors of Tiangong International Company Limited, a manufacturer of special steel, cutting tools and titanium alloy (HKSE Stock Code: 826), Southern Energy Holdings Group Limited, a producer of anthracite coal (HKSE Stock Code: 1573), and CMBC Capital Holdings Limited, a financial services provider (HKSE Stock Code: 1141).

Mr. Lu has been a professor of the School of Government at Peking University since 2003. Prior to that, Mr. Lu had been an associate professor of the School of Public Policy and Management at Tsinghua University from 1999 to 2003. Mr. Lu also served as an officer at the Research Center of the Finance and Commerce Office of Beijing Municipal Government from 1984 to 1986, as an officer at the Finance and Commerce Bureau of the PRC State Economic Commission from 1986 to 1988, and as an officer at the Consumer Market Department and Comprehensive Planning Department of the PRC State Planning Commission from 1988 to 1991. Since 2008, Mr. Lu has served on the board of directors of Chery Automobile Co., Ltd., a China-based automobile manufacturer. Mr. Lu holds a bachelor’s degree in philosophy from the Central Institute of Nationalities of the PRC, and a Ph.D. degree in political science from Columbia University.

The Board has reviewed factors related to the independence of Mr. Lee and Mr. Lu, and has determined that each of them qualifies as an independent director for purposes of the rules of The Nasdaq Stock Market and Rule 10A-3 of the Securities Exchange Act of 1934. Mr. Lee and Mr. Lu replace Thomas A Melcher and Peter Andrew Schloss who resigned from the Board on March 30, 2019 and April 1, 2019, respectively.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to unexpected difficulties in pursuit of our goals and strategies; reduced demand for our solutions; difficulties keeping and strengthening relationships with customers; potentially costly research and development activities; competition in the digital intelligence market; PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

For more information, please visit http://www.gridsum.com/.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com